LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext. 222       Fax: (514) 488-1880
www.lmsmedical.com / investor@lmsmedical.com
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For Immediate Release

                      LMS ANNOUNCES SECOND QUARTER REVENUE
           AND PROVIDES REVENUE GUIDANCE FOR REMAINDER OF FISCAL 2006

MONTREAL, QUEBEC, OCTOBER 13, 2005 - LMS MEDICAL SYSTEMS (AMEX:LMZ; TSX: LMZ), a
healthcare technology company and developer of the CALM(TM) system (Computer
Assisted Labour Management), today reported its revenue for the second quarter ended September 30, 2005. All amounts are in Canadian dollars.

Revenue for the quarter totaled $551,000 versus $76,000 for the same quarter in the previous year. Revenue for the six months ended September 30, 2005 was
$819,000 compared to $308,000 the year prior. Sales of the Company's CALM 3.0 software, which became available to the marketplace at the end of August 2005, accounted for a substantial portion of second quarter revenues.

"Market availability of CALM 3.0 allows us to ramp up sales through its delivery to medium and large sized facilities," stated Diane Cote, President and Chief
Executive Officer. "It is gratifying after the delay experienced on 3.0's initial market introduction to move forward with installation and start-up from several of our resellers' significant accounts."

Complete results for the second quarter along with Management's Discussion and
Analysis will be released and posted on the Company's website during the week of
November 7, 2005.

BUSINESS OUTLOOK AND GUIDANCE
LMS anticipates that revenue for the third quarter ending December 31, 2005, will exceed the revenue generated for the 6 months ended September 30, 2005, and, further, that revenue for the fourth quarter ending March 31, 2006 will show a further increase over revenue for the third quarter. The actual timing of revenue recognition may alter due to the Company's dependency upon its customers own planning and availability considerations.

ABOUT LMS
LMS Medical Systems is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS Computer Assisted Labor
Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools, integrated into clinical information systems, designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

STATEMENTS IN THIS PRESS RELEASE AND ANY OTHER STATEMENTS, MANAGEMENTS' FUTURE
EXPECTATIONS, BELIEFS, GOALS, PLANS OR PROSPECTS INCLUDING WITH RESPECT TO THE
BUSINESS OUTLOOK AND GUIDANCE CONSTITUTE FORWARD-LOOKING STATEMENTS THAT INVOLVE
RISKS AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY
FROM THE STATEMENTS MADE. FOR THIS PURPOSE, ANY STATEMENTS THAT ARE CONTAINED
HEREIN THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE
FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE
UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WITHOUT LIMITING
THE FOREGOING, THE WORDS "BELIEVES", "ANTICIPATES", "PLANS", "INTENDS", "WILL",
"SHOULD", "EXPECTS", "PROJECTS", AND SIMILAR EXPRESSIONS ARE INTENDED TO
IDENTIFY FORWARD-LOOKING STATEMENTS. YOU ARE CAUTIONED THAT SUCH STATEMENTS ARE
SUBJECT TO A MULTITUDE OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL
RESULTS, FUTURE CIRCUMSTANCES, OR EVENTS TO DIFFER MATERIALLY FROM THOSE
PROJECTED IN THE FORWARD-LOOKING STATEMENTS. THESE RISKS INCLUDE, BUT ARE NOT
LIMITED TO, THOSE ASSOCIATED WITH THE SUCCESS OF RESEARCH AND DEVELOPMENT
PROGRAMS, THE REGULATORY APPROVAL PROCESS, COMPETITION, SECURING AND MAINTAINING
CORPORATE ALLIANCES, MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, THE
AVAILABILITY OF GOVERNMENT AND INSURANCE REIMBURSEMENTS FOR THE COMPANY'S
PRODUCTS, THE STRENGTH OF INTELLECTUAL PROPERTY, FINANCING CAPABILITY, THE
POTENTIAL DILUTIVE EFFECTS OF AND FINANCING, RELIANCE ON SUBCONTRACTORS AND KEY
PERSONNEL AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S PUBLIC
DISCLOSURE DOCUMENTS OR OTHER FILINGS WITH THE CANADIAN AND U.S. SECURITIES
COMMISSIONS OR OTHER SECURITIES REGULATORY BODIES. THE FORWARD-LOOKING
STATEMENTS ARE MADE AS OF THE DATE HEREOF, AND THE COMPANY DISCLAIMS ANY
INTENTION AND HAS NO OBLIGATION OR RESPONSIBILITY, EXCEPT AS REQUIRED BY LAW, TO
UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF
NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. THE COMPANY EXPRESSLY DISCLAIMS
ANY OBLIGATION TO UPDATE ANY OUTLOOKS OR GUIDANCE GIVEN IN THIS PRESS RELEASE.